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                             January 2, 2024

       Paul Mueller
       President and Chief Executive Officer
       HNO International, Inc.
       41558 Eastman Drive
       Suite B
       Murrieta, CA 92562

                                                        Re: HNO International,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 19,
2023
                                                            File No. 333-275193

       Dear Paul Mueller:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 22, 2023 letter.

       Amendment No. 1 to Form S-1 filed on December 19, 2023

       Cover Page

   1. We note your response to prior comment 1. Please add disclosure on the cover page to disclose the percentage
of shares owned by your Chairman and provide a cross-reference to your new risk
factors describing the associated risks. In addition, please expand your risk factor disclosure
to describe the debt payable to HNO Green Fuels, Inc. and the possibility that debt
may be repaid by issuing securities, if true.
       Business
       Our Products, page 27

   2. We note your revised disclosure in response to our prior comment 5 regarding your hydrogen production
locations. Please balance your disclosure here to clarify that these
 Paul Mueller
HNO International, Inc.
January 2, 2024
Page 2
      revenues are not guaranteed and consistent with your disclosure in Note 3 to your unaudited financial statements, at July 31, 2023, you had a deficit of $ 41,130,638 and have not been able to generate sufficient cash from operating activities to fund your ongoing operations and that you will be required to raise additional funds through public or private financing or other arrangements until you are able to raise revenues to a point of positive cash flow.
Directors, Executive Officers, Promoters and Control Persons, page 32

3. We note your response to our prior comment 6 and re-issue it in part. Please revise to include each officer's and director's principal occupation and employment during the past five years. In this regard, we note that you have only revised your disclosure to include the positions held by Hossein Haririnia since October 2021 and William Parker since May 2022.
Certain Relationships and Related Transactions, page 35

4. Please revise this section to disclose the cross-default provisions in the outstanding notes which provide that a default under any note will cause any other obligations of the borrower to the lender to become immediately payable. In addition, please revise to describe the debt repayment in November 2021 and December 2022.
Exhibit 23.1, page 56

5. Please have your independent accountants revise their consent to being identified or relied upon as experts in accounting and auditing as indicated on page 41.
       Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any other questions.



                                                             Sincerely,
FirstName LastNamePaul Mueller
                                                             Division of
Corporation Finance
Comapany NameHNO International, Inc.
                                                             Office of Energy &
Transportation
January 2, 2024 Page 2
cc:       Brian Higley
FirstName LastName